As filed with the Securities and Exchange Commission on January 16, 2003. Registration No.

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

FORM 10-SB

General Form for Registrants of Securities of Small Business Issuers Under
Section 12(b) or (g) of the Securities Exchange Act of 1934

DOLPHIN PRODUCTIONS, INC.
(Name of Small Business Issuer in its charter)

Nevada
State or other jurisdiction of incorporation or organization.

87-0618756
I.R.S. Employer Identification No.

2068 Haun Avenue
Salt Lake City, Utah   84121
(Address of principal executive offices) (Zip code)

Issuer's telephone number: (801) 450-0716

Securities to be registered under Section 12(b) of the Act:
Title of each security             Name of each exchange on which
to be registered:             Each class is to be registered:
N/A                                N/A

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value of $.001 per share.
(Title of class)

                   DOLPHIN PRODUCTIONS, INC.

                           FORM 10-SB
                       TABLE OF CONTENTS

                             PART I
                                                                      PAGE

ITEM 1.   Description of the Business                                    3

ITEM 2.   Management's Discussion and Analysis of Plan of Operation      7

ITEM 3.   Description of Property                                       10

ITEM 4.   Security  Ownership  of Certain Beneficial Owners  and  Managers
                                                                        10

ITEM 5.   Directors,  Executive Officers, Promoters, and  Control  Persons
                                                                        11

ITEM 6.   Executive Compensation                                        12

ITEM 7.   Certain Relationships and Related Transactions                12

ITEM 8.   Description of Securities                                     12

                            PART II

ITEM 1.   Market Price of and Dividends on Registrant's Common Equity  and
          Other Shareholder Matters                                     13

ITEM 2.   Legal Proceedings                                             15

ITEM 3.   Changes in and Disagreements with Accountants                 15

ITEM 4.   Recent sales of unregistered securities                       15

ITEM 5.   Indemnification of Directors and Officers                     15

                            PART F/S
Financial Statements                                                    15

                            PART III

ITEM 1.   Index to Exhibits                                             16
ITEM 2.   Description of exhibits                                       16

Signatures                                                              16

                             PART I

ITEM 1.

Business Development.

     In 1998, a group of approximately twenty (20) persons organized a loosely-knit committee with the object of encouraging and promoting music, literary and artistic education among young people within the state of Utah. The committee recognized early in its work that one important way of fostering education in the arts, and particularly in music, was to provide to young people formal opportunities for artistic presentation and performance. To that end, DOLPHIN PRODUCTIONS, INC., was organized on June 26, 1998, under the laws of the State of Nevada. Its initial purpose was to produce concerts and other public events in connection with elementary school art, literature and music programs in order to give children a medium through which their art, literature and music could be displayed or presented to the public. The Company's founders raised $2000 through the sale of 500,000 shares to the founders at $.004 per share. The Company's president, Richard H. Casper, purchased 481,500 of the shares, or 96.3 % of the initial stock.

     In approximately the fourth quarter of 1998 (October-December) the Company raised another $4000 by selling 20,000 shares of its common stock at $.20 per share in an in a combination of private offerings, and a public offering exempt from registration pursuant to Rule 504 and Section 3(b) of the Securities Act of 1933. Notification of the Regulation D offering and exemption was filed with the SEC and with the states of New York and Colorado.

     The Company invested its funds in the production of musical concerts between 1999 and 2002 in behalf of The Guadalupe School and Jackson Elementary School (two inner-city schools in Salt Lake City, Utah) and in the acquisition of production rights to certain music scores.

     The Company first conducted operations in January of 1999, presenting its first concert in February of 1999. As a consequence of the public performances, both schools were able to raise significant sums of money to fund their innovative music programs. The Company was able to assist the schools through the collective expertise of its officers and shareholders. In the process, the Company was also able to generate net income from its operations in its second year (2000) and in each year thereafter (2001 and 2002).

     Management  believes  that  the Company  can  continue  its  existing operation with its current resources; however, Management desires to broaden the Company's influence beyond its current limited sphere. The Company is in the process of revising its business plan beyond Utah, principally through the medium of the Internet, by developing an internet portal that would serve to develop and promote young artistic talent. The plan may require the acquisition of additional assets and/or working capital. The Company may seek to acquire certain critical assets by cash, by the issuance of its stock, or by the acquisition of, or merger with, other operating companies. For that reason, the Company has determined to develop a public market for its stock.

     If the Company acquires or merges with an operating business, it is likely that the Company's current shareholders will experience substantial dilution and there will be a change in control of the Company.

     The Company is voluntarily filing this registration statement on Form 10-SB to make information concerning itself more readily available to the public and to become eligible for listing on the Over The Counter Bulletin Board ("OTCBB") sponsored by the National association of Securities Dealers, Inc. Management further believes that being a reporting company under the exchange act will enhance the company's efforts to acquire or merge with an operating business.

     In filing this registration statement the Company will be obligated to file certain interim and periodic reports including an annual report with audited financial statements.

     Any company that is merged into or acquired by the Company will be come subject to the same reporting requirements as the Company. Thus, if the Company successfully completes an acquisition or at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits the Company's possible acquisitions or merger because private companies either do not have audited financial statements or are unable to produce audited statements without delay and expense.

     The Company's principal executive offices are located at 2068 Haun Avenue, Salt Lake City, Utah 84121 and its telephone number is (801) 450-0716.

Company's Business.

     The company has a four-year operating history (fiscal years ending September 30, 1999 through 2002). Its financial statements have been audited for the last five years, from September 30, 1998 through September 30, 2002 . During the last three fiscal years, the Company has generated net taxable income. However, no representation is made, and none is intended, that the Company has the ability to carry on successfully its future business activities.

     During the fiscal year ending September 30, 2003, the Company intends to explore opportunities for expanding its presence in producing public events and in acquiring and marketing musical and literary properties. In the course of implementing that plan, the Company may consider merging with, or acquiring, one or more entities with businesses that complement that of the Company, or that have assets that would enhance the Company's ability to promote the arts among young people. However, there is no assurance that the Company will have the opportunity to merge with or acquire an operating business, a business opportunity or assets that will be of material value to the Company.

     Management intends to investigate, research and, if it is deemed to be advisable, acquire or merge with one or more businesses or business opportunities. Presently the Company has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature or type of any possible future acquisition or merger. Management has broad discretion in its search for and negotiation with any potential business or business opportunity.

Sources:

Management intends to use various sources and resources in the search for potential business opportunities including, but not limited to the
Company's officers and directors members of the financial community, and consultants. The Company presently has no intention of hiring a consultant or consultants but reserves the right to do so if deemed advisable. Because of the Company's lack of resources the Company will be unable to retain for a fee any professional firms specializing in business acquisitions and reorganizations. Most likely the Company will have to rely on outside sources, not otherwise associated with the Company, that will accept compensation only upon a successful acquisition or merger.

     The Company will not limit its search to any specific industry or type of business. The Company may investigate and acquire a venture that is in its preliminary or development stage, is already in operation, or in various stage of its corporate existence or development. Management is unable to determine the status or nature of any venture in which the Company may participate. A potential venture may require additional capital or equity or may merely desire to have its shares publicly traded. An acquisition or merger would likely involve an operating business desiring to have a public trading market for its shares

Process of Evaluation

     Once a possible merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed. This determination will be based on management's knowledge and experience, in evaluating the preliminary information available to them. Management may also engage others to assist in the analysis of the business opportunities. Because of the Company's limited resources, it is unlikely it will have funds for a complete and exhaustive investigation and evaluation. It may rely upon its officers and/or directors for guidance and may issue stock to consultants in exchange for their assistance. It is unlikely that the

Company   will   receive  a  fairness  opinion  regarding   any   business
opportunities.

     In the evaluation consideration will be given to several factors including but not limited to potential benefits to the Company, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential and other factors deemed relevant to the specific circumstances.

     All potential risks cannot be identified because the Company has not yet identified any specific business opportunity. No assurance can be given that following an acquisition or merger that the venture will be successful or even develop into a going concern or if the business is already operating, that it will continue operating successfully or at a profit. Many potential business opportunities involve new and untested products, processes or market strategies which may fail.

Potential Acquisition or Merger Structure

     The Company is unable to predict or determine the manner in which it may participate or be a part of a business opportunity. Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition or merger will be determined. The manner in which the Company participates will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership. The Company does not intend to participate in business opportunities through the purchase of minority stock positions. The
Company may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

     With limited assets and only a four-year operating history, it is anticipated that if the Company successfully enters into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company in the transaction. Management has not set any guideline as to the amount of control it would offer to prospective business opportunities. Management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Government Regulation

     The Company's business activities are subject to general governmental regulations.

Facilities, Equipment and Employees

     The Company's maintains a business office at 39 Exchange Place, Suite 70, Salt Lake City, Utah 84111. Its executive office is located at 2068 Haun Avenue, Salt Lake City, Utah 84121. The Company has no employees.

     The Company believes that inflation has little impact on its business affairs.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation.

The   following  information  should  be  read  in  conjunction  with  the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

     The Company is a development stage company as it has limited assets, operations and income. The costs and expenses of filing this registration statement will be paid by the Company from its operating earnings, by borrowing money, or by the issuance of its stock. It is believed that only limited capital will be required to maintain the Company's operations and any funds needed in the immediate future will be provided by income, or by loans guaranteed by officers and directors of the Company. If the Company is unable to continue its profitable operation, or to accomplish an acquisition or merger with an operating business or is unable to borrow money, there is substantial doubt and concern about the Company's ability to continue as a going concern.

     Management believes that inflation has not and will not have a material effect on the Company's operations. When the Company accomplishes a merger or acquisition management will evaluate the possible effects of inflation on operations and its business.

Plan of Operation

     During the next year the Company will continue its primary business of producing concerts and public events while investigating the purchase of complementary assets, or the acquisition of complementary business opportunities in related fields with the intent to acquire or merge with one or more business ventures. In pursuance of its evolving presence on the Internet, The Company has acquired the rights to the domain name:
Dophinproductions.net.
     Generally, management will follow the procedures discussed in Item 1 above. Because the Company has limited funds, it may be necessary for the Company to sell additional stock, or for officers and directors to advance funds or accrue expenses until a future time or to issue shares of stock in exchange for professional services. Management intends to operate on limited funds. If the Company determines to employ outside advisers or consultants in its search for business opportunities, the Company may have to attempt to raise additional funds and/or issue additional stock. As of this date, the Company has no plans to engage outside advisers or consultants to attempt to raise additional capital. If the Company seeks to raise capital, most likely it would attempt a private placement of its securities. Because of the Company's current status, a public sale of securities or borrowing from conventional sources are unlikely. No assurance can be given that the Company will be able to obtain any funding if it determines funding is need or that such funding could be obtained on terms acceptable to the Company.

     Since  its  inception  until  September 30,  2002,  the  Company  has accumulated net earnings of $3842 from its activities. The Company has filed Federal tax returns for all tax years from 1998 through 2002 and has filed state Franchise Tax Returns with the state of Utah for years from 1999 through 2002. The Company has conducted its income-generating activities entirely within the state of Utah during the tax years ending September 30, 1999, through 2002. No income-producing activities were conducted in the state of Utah during the tax year ended September 30, 1998, and the Company has concluded that no tax is due the state of Utah for that period. Nevada does not impose state income taxes on corporations. The Company must comply with applicable regulations.

     For the year ended September 30, 2002, revenues were $7520 and expenses were $6537 with a net income, before taxes, of $983. After giving effect to state and federal taxes of $227, the Company had net after-tax income $756.

     During the fiscal year ended September 30, 2001, revenues were $13,653 and expenses were $6878 and net income, before taxes, was $6828. After giving effect to state and federal taxes of $797, net income, after taxes, was $6031 for the fiscal year ended September 30, 2001.

     During the fiscal year ended September 30, 2000, revenues were $10,487 and expenses were $7453 and net income was $3034. The Company offset its net income against its tax loss carryforward amounts from 1998 and 1999.

     During the fiscal year ended September 30, 1999, revenues were $4,230 and expenses were $10,209 and its net operating loss was $5979. The Company carried forward its tax loss of $5979 to fiscal year ending September 30, 2000.

     The Company had no income or expenses during the fiscal year ended September 30, 1998.

     The  Company  has no assurance that Dolphin Productions,  Inc.,  will
continue  to  generate revenues or net income.   Its  industry  is  highly
competitive.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "earnings Per Share" and

Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution is computed by dividing income available to common shareholders by weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and No. 129 are effective for financial statements issued for periods ending after December 15, 1997.

     The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS Nos. 130 and 131 are effective for financial statements for period beginning after December 15, 1997, and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

     This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: the ability of the Company to maintain a sufficient customer base to have sufficient revenues to fund and maintain its operations, the ability of the Company to meet its cash and working capital needs, to have sufficient revenues to continue operations.

ITEM 3.   Description of Property

     This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10-SB.

ITEM 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Company's knowledge, as of January 16, 2002, with respect to each person known by the Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.


Name and Address of   Amount and Nature     Percent of Class (1)
Beneficial Owner      of
                      Beneficial
                      Ownership

Richard H. Casper     481,500 shares held   92.596 %
President, Director   as Personal
and                   Holdings (199,000
Chairman of the       shares) and by
Board                 rules of
2068 Haun Avenue      attribution for
Salt Lake City, Utah  beneficial
84121                 interests held by
                      Casper Partners,
                      LC, (282,500
                      shares) a Utah
                      limited liability
                      company controlled
                      by Mr. Casper



(1)  Based  on 520,000 shares of common stock outstanding as of  September
30, 2002.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

     The executive officers and directors of the Company are as follows:

     Name, Age and Office

     Richard H. Casper:       Age 57, President, Director  and
                              Chairman of the Board of Directors.

     Scott S. Summerhays:     Age 38, Vice President and Director.

     David Schuder:           Age 53, Vice President and Director.

     Kristy Chambers:         Age 37, Secretary.

     Jared Ryde Casper:       Age 32, Vice President and general
                              counsel.

     Jerry C. Carter:         Age 58, Director.

     The following are biographical summaries of the experience of the officers and directors of the Company:

     Richard H. Casper:       Attorney   since  1982.    Member   of   the
                              Utah State Bar.  Master's degree in Business
                              Administration (MBA) from University of Utah
                              (1975);  practiced  as  CPA  in  California,
                              Idaho   and  Utah  between  1970  and  1982.
                              Executive vice president of trucking company from 1974-1979.

     Scott S. Summerhays:     B.S.  Degree from University of Utah (1989).
                              Master's  degree in Business  Administration
                              (MBA)   from  University  of  Utah   (1991).
                              Honors Graduate, Deans Scholar.    President
                              and  Chief  Operating Officer of  Summerhays
                              Music Centers, the largest dealer of music instruments in Utah.

     David L. Schuder:        Talent Agent in Nashville, Tennessee.

     Kristy Chambers:         Master's  degree   from   UCLA.    Certified
                              Public   Accountant   (CPA)   licensed    in
                              California  and Utah.  Ten years  experience
                              as  comptroller, chief financial officer  of
                              various     for-profit    and     non-profit
                              enterprises.

     Jared R. Casper:         Attorney   practicing  with  the   firm   of
                              Ivie and Young in Provo, Utah.  Graduate  of
                              Gonzaga University College of Law.

     Jerry C. Carter:         President   and   Chief  operating   officer
                              of   Carter  Enterprises  of   St.  Anthony,
                              Idaho.    Manufacturer   and   international
                              exporter of archery equipment.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

     None of the officers or directors of the Company has during the past five years, been involved in any events (such as petitions in bankruptcy, receivership of insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

     As of January 15, 2003, the Company had no employment contracts with any officers or directors. No one was paid a salary and received monetary compensation in any form in any year since operations began. The Company's compensation Committee will consider awarding stock and/or stock options to officers and directors as compensation for their services.

Officer and Director Compensation

     The Company's directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made2 as to the manner or type of future compensation.

ITEM 6.   Executive Compensation

     The Company has not paid any monetary compensation either as salary or benefits to any officer or director since inception other.

ITEM 7.   Certain Relationships and Related Transactions

     None.

ITEM 8.   Description of Securities

     The following table sets forth the capitalization of the Company as of September 30, 2002, and January 15, 2003.


     TITLE OF CLASS      AMOUNT AUTHORIZED       PRESENT AMOUNT
                                                  OUTSTANDING

Common Stock, $.001 Par      50,000,000             520,000

                  DESCRIPTION OF COMMON STOCK

     The Company is presently authorized to issue up to 50,000,000 shares of stock, par value of $.001 per share. As of January 15, 2003, the Company had 520,000 shares of common stock issued and outstanding.

     All  shares  of  stock,  when issued, will  be  fully-paid  and  non-
assessable. All share of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders' meetings if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.

PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     No shares of the Company have previously been registered with the Securities and Exchange Commission. The Company's shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board or in the "Pink Sheets" published by the National Quotations Bureau. When the Company's Form 10 becomes effective and is comment free, the Company will attempt to be listed on the Electronic Bulletin Board. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended and the NASD. It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for the Company's shares to be published by such service and any trades that may occur. Prior to the date hereof the Company's shares have not traded. If and when the Company's shares are listed the share prices may be volatile and subject to broad price movements.

     Further,  the  Company's  shares are subject  to  the  provisions  of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

     Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stock. These rules may restrict the ability of broker-dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

     As   of  September  30,  2002,  and  January  15,  2003,  there  were approximately 47 holders of record of the Company's common stock.

     In the future persons who may be deemed affiliates of the Company (as the term "affiliate" is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the securities Act of 1933. As of September 30, 2002, each of the Company's officers and directors owned, or controlled, the number of shares of common stock shown opposite his or her name in Item 5 above . Generally

Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

Dividend Policy

     The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest any future earning to finance operations.

ITEM 2.   Legal Proceedings

     There are no legal proceedings pending against the Company.

ITEM 3.   Changes in and disagreements with Accountants

     There have been no changes in or disagreements with accountants.

ITEM 4.   Recent Sales of Unregistered Securities

          There have been no sales of unregistered securities since 1998.

ITEM 5.   Indemnification of Directors and Officers

     As permitted under the statues of the State of Nevada and the Company's Articles of Incorporation the Company has the obligation to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer is liable to the Company or was that such director or officer is liable to the Company or was negligent was liable for negligence or misconduct in the performance of his duty. Advances of expenses is required pursuant to Article X of the Articles of Incorporation and section 73.751(2) of the Nevada Revised Statutes.

Transfer Agent

     The Company's Transfer Agent is Western States Transfer & Registrar, Inc., 4625 South 2300 East, Suite #207, Salt Lake City, Utah 84117, telephone number 801-272-1547.

PART F/S

     The Company's financial statements for the fiscal years ended September 30, 1998, 1999, 2000, 2001 and 2002 have been examined by Pritchett, Siler & Hardy, P.C.

EXHIBITS

No.            Description

1         Articles of Incorporation
2         Bylaws
3         Financial Data Summary


Signatures
     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              DOLPHIN PRODUCTIONS, INC.
                              Date: January 15, 2003

                              By
                              Richard H. Casper, President
                              and Chief Financial Officer

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                           FINANCIAL STATEMENTS

                            SEPTEMBER 30, 2002

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]




                                 CONTENTS

                                                           PAGE

        -  Independent Auditors' Report                      1


        -  Balance Sheet, September 30, 2002                 2


        -  Statements of Operations, for the years
            ended September 30, 2002 and 2001 and
            from inception on June 26, 1998 through
            September 30, 2002                               3


        -  Statement of Stockholders' Equity, from
            inception on June 26, 1998 through
            September 30, 2002                               4


        -  Statements of Cash Flows, for the years
            ended September 30, 2002 and 2001 and
            from inception on June 26, 1998 through
            September 30, 2002                               5


        -  Notes to Financial Statements                  6 - 7

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
DOLPHIN PRODUCTIONS, INC.
Salt Lake City, Utah

We have audited the Balance Sheet of Dolphin Productions, Inc. [a development stage company] as of September 30, 2002, and the related statements of operations, stockholders' equity and cash flows for the years ended September 30, 2002 and 2001 and from inception on June 26, 1998 through September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin Productions, Inc. [a development stage company] as of September 30, 2002, and the results of their operations and their cash flows for the years ended September 30, 2002 and 2001 and for the period from inception on June 26, 1998 through September 30, 2002, in conformity with generally accepted accounting principles in the United States of America.







PRITCHETT, SILER & HARDY, P.C.

October 7, 2002
Salt Lake City, Utah

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                               BALANCE SHEET



                                  ASSETS


                                                     September 30,
                                                          2002
                                                      ___________
CURRENT ASSETS:
  Cash in bank                                        $    10,920
  Prepaid expenses                                            410
                                                      ___________
        Total Current Assets                               11,330
                                                      ___________
                                                      $    11,330
                                                      ___________

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Income taxes payable                                $     1,488
                                                      ___________
        Total Current Liabilities                           1,488
                                                      ___________

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 50,000,000 shares,
   authorized, 520,000 shares issued and outstanding          520
  Capital in excess of par value                            5,480
  Retained earnings accumulated during the
   development stage                                        3,842
                                                      ___________
        Total Stockholders' Equity                          9,842
                                                      ___________
                                                      $    11,330
                                                      ___________
















 The accompanying notes are an integral part of this financial statement.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]


                         STATEMENTS OF OPERATIONS



                                               For the          From Inception
                                             Years Ended          on June 26,
                                            September 30,        1998 Through
                                     __________________________  September 30,
                                         2002          2001          2002
                                     ____________  ____________  ____________
REVENUE                              $      7,520  $     13,653  $     35,890

EXPENSES                                    6,537         6,825        31,024
                                     ____________  ____________  ____________
EARNINGS BEFORE INCOME TAXES                  983         6,828         4,866

CURRENT TAX EXPENSE                           227           797         1,024

DEFERRED TAX EXPENSE                            -             -             -
                                     ____________  ____________  ____________

NET INCOME                           $        756  $      6,031  $      3,842
                                     ____________  ____________  ____________

EARNINGS PER COMMON SHARE            $        .00  $        .01  $        .01
                                     ____________  ____________  ____________






















The accompanying notes are an integral part of these financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                     STATEMENT OF STOCKHOLDERS' EQUITY

                      FROM INCEPTION ON JUNE 26, 1998

                        THROUGH SEPTEMBER 30, 2002


                                                                   Retained
                                                                   Earnings
                                                                  Accumulated
                                        Common Stock   Capital in During the
                                      _________________ Excess of Development
                                       Shares   Amount  Par Value    Stage
                                      ________ ________ _________ ___________
BALANCE, June 26, 1998                       - $      - $       - $         -

Issuance of 500,000 shares of common
 stock for cash of $2,000, or $.004
 per share                             500,000      500     1,500           -

Net income (loss) for the period
 ended September 30, 1998                    -        -         -           -
                                      ________ ________ _________ ___________
BALANCE, September 30,1998             500,000      500     1,500           -

Issuance of 20,000 shares of common
 stock for cash of $4,000, or $.20
 per share                              20,000       20     3,980           -

Net (loss) for the year ended
 September 30, 1999                          -        -         -      (5,979)
                                      ________ ________ _________ ___________
BALANCE, September 30, 1999            520,000      520     5,480      (5,979)

Net income for the year ended
 September 30, 2000                          -        -         -       3,034
                                      ________ ________ _________ ___________
BALANCE, September 30, 2000            520,000      520     5,480      (2,945)

Net income for the year ended
 September 30, 2001                          -        -         -       6,031
                                      ________ ________ _________ ___________
BALANCE, September 30, 2001            520,000      520     5,480       3,086

Net income for the year ended
 September 30, 2002                          -        -         -         756
                                      ________ ________ _________ ___________
BALANCE, September 30, 2002            520,000 $    520 $   5,480 $     3,842
                                      ________ ________ _________ ___________


















 The accompanying notes are an integral part of this financial statement.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS


                                                For the         From Inception
                                              Years Ended         on June 26,
                                             September 30,       1998 Through
                                         ______________________  September 30,
                                            2002        2001         2002
                                         __________  __________  ____________
Cash Flows From Operating Activities:
 Net income                              $      756  $    6,031  $      3,842
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Changes in assets and liabilities:
  (Increase) decrease in inventory                -         250             -
  (Increase) decrease in prepaid
    expenses                                   (410)          -          (410)
   Increase (decrease) in accounts
    payable                                       -      (1,000)            -
  (Decrease) in accounts payable -
    related party                                 -        (745)            -
   Increase in income taxes payable            691         797         1,488
                                         __________  __________  ____________
     Net Cash Provided by Operating
      Activities                              1,037       5,333         4,920
                                         __________  __________  ____________
Cash Flows From Investing Activities              -           -             -
                                         __________  __________  ____________
     Net Cash Provided by Investing
      Activities                                  -           -             -
                                         __________  __________  ____________
Cash Flows From Financing Activities:
 Proceeds from issuance of common stock           -           -         6,000
                                         __________  __________  ____________
     Net Cash Provided by Financing
      Activities                                  -           -         6,000
                                         __________  __________  ____________
Net Increase in Cash and Cash
 Equivalents                                  1,037       5,333        10,920

Cash and Cash Equivalents at Beginning
 of Period                                    9,883       4,550             -
                                         __________  __________  ____________
Cash and Cash Equivalents at End of
 Period                                  $   10,920  $    9,883  $     10,920
                                         __________  __________  ____________

Supplemental Disclosures of Cash Flow Information:

 Cash paid during the period for:
   Interest                              $        -  $        -  $          -
   Income taxes                          $        -  $        -  $          -

Supplemental Schedule of Noncash Investing and Financing Activities:

  For the year ended September 30, 2002:
     None

  For the year ended September 30, 2001:
     None





The accompanying notes are an integral part of these financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Dolphin Productions, Inc. ("the Company") was organized under the laws of the State of Nevada on June 26, 1998. The Company is considered a development stage company as defined in SFAS No. 7. The Company is planning to engage in the business of producing and presenting concerts and special events, and representing and promoting talent in the fields of sports, literary and performing arts. The Company at the present time, has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Fiscal Year - The Company's fiscal year-end is September 30th.

  Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Revenue Recognition - The Company recognizes revenue in the period when the service is performed or when the product is delivered.

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [See Note 4].

  Earnings Per Share - The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" [See Note 5].

  Accounting  Estimates  -  The  preparation  of  financial  statements   in
  conformity  with generally accepted accounting principles  in  the  United
  States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", SFAS No. 143, "Accounting for Asset Retirement Obligations", SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", and SFAS No. 147, "Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", were recently issued. SFAS No. 141, 142, 143, 144, 145, 146 and 147 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - RELATED PARTY TRANSACTIONS

  Accounts Payable - During the period ending September 30, 1999, directors of the Company, including an officer, paid organization costs in the amount of $745 on behalf of the Company. The Company recorded a related party accounts payable in the amount of $745. No interest accrued on the balance. During February 2001, the amount was repaid.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 3 - CAPITAL STOCK

  Common Stock - During June 1998, the Company issued 500,000 shares of its previously authorized, but unissued common stock for cash of $2,000 (or $.004 per share).

  During January 1999, the Company issued 20,000 shares of its previously authorized but unissued common stock for cash of $4,000 (or $.20 per share).

  Stock Split - On January 15, 1999, the Company effected a five for two common stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 4 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 2002, the Company did not have a net operating loss carryforward. There were no significant deferred tax assets or liabilities as of September 30, 2002.

NOTE 5 - EARNINGS PER SHARE

  The following data show the amounts used in computing earnings per share:

                                               For the          From Inception
                                             Years Ended          on June 26,
                                            September 30,        1998 Through
                                     __________________________  September 30,
                                         2002          2001          2002
                                     ____________  ____________  ____________
    Net income available to common
    shareholders (numerator)         $        756  $      6,031  $      3,842
                                     ____________  ____________  ____________
    Weighted average number of
    common shares outstanding used
    in earnings per share for the
    period (denominator)                  520,000       520,000       517,392
                                     ____________  ____________  ____________

  Dilutive earnings per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted earnings per share.

NOTE 6 - CONCENTRATION

  Significant Customers - During the year ended September 30, 2002, the Company had two customers that accounted for all of the Company's revenues. The loss of these significant customers could adversely affect the Company's business and financial position.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                           FINANCIAL STATEMENTS

                            SEPTEMBER 30, 2001

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]




                                 CONTENTS

                                                           PAGE

        -  Independent Auditors' Report                      1


        -  Balance Sheet, September 30, 2001                 2


        -  Statements of Operations, for the years
            ended September 30, 2001 and 2000 and
            from inception on June 26, 1998 through
            September 30, 2001                               3


        -  Statement of Stockholders' Equity, from
            inception on June 26, 1998 through
            September 30, 2001                               4


        -  Statements of Cash Flows, for the years ended
            September 30, 2001 and 2000 and from
            inception on June 26, 1998 through
            September 30, 2001                               5


        -  Notes to Financial Statements                  6 - 7

                       INDEPENDENT AUDITORS' REPORT



Board of Directors
DOLPHIN PRODUCTIONS, INC.
Salt Lake City, Utah

We have audited the Balance Sheet of Dolphin Productions, Inc. [a development stage company] as of September 30, 2001, and the related statements of operations, stockholders' equity and cash flows for the years ended September 30, 2001 and 2000 and from inception on June 26, 1998 through September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dolphin Productions, Inc. [a development stage company] as of September 30, 2001, and the results of their operations and their cash flows for the years ended September 30, 2001 and 2000 and for the period from inception through September 30, 2001, in conformity with generally accepted accounting principles.




PRITCHETT, SILER & HARDY, P.C.

October 4, 2001
Salt Lake City, Utah

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                               BALANCE SHEET



                                  ASSETS


                                                     September 30,
                                                          2001
                                                      ___________
CURRENT ASSETS:
  Cash in bank                                        $     9,883
                                                      ___________
        Total Current Assets                                9,883
                                                      ___________
                                                      $     9,883
                                                      ___________

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Income taxes payable                                $       797
                                                      ___________
        Total Current Liabilities                             797


STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 50,000,000 shares,
   authorized, 520,000 shares issued and outstanding          520
  Capital in excess of par value                            5,480
  Retained earnings accumulated during the
   development stage                                        3,086
                                                      ___________
        Total Stockholders' Equity                          9,086
                                                      ___________
                                                      $     9,883
                                                      ___________

















 The accompanying notes are an integral part of this financial statement.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]


                         STATEMENTS OF OPERATIONS



                                               For the          From Inception
                                             Years Ended          on June 26,
                                            September 30,        1998 Through
                                     __________________________  September 30,
                                         2001          2000          2001
                                     ____________  ____________  ____________
REVENUE                              $     13,653  $     10,487  $     28,370

EXPENSES                                    6,825         7,453        24,487
                                     ____________  ____________  ____________
INCOME BEFORE INCOME TAXES                  6,828         3,034         3,883

CURRENT TAX EXPENSE                           797             -           797

DEFERRED TAX (BENEFIT)                          -             -             -
                                     ____________  ____________  ____________

NET INCOME                           $      6,031  $      3,034  $      3,086
                                     ____________  ____________  ____________

EARNINGS PER COMMON SHARE            $        .01  $        .01  $        .01
                                     ____________  ____________  ____________






















The accompanying notes are an integral part of these financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                     STATEMENT OF STOCKHOLDERS' EQUITY

                      FROM INCEPTION ON JUNE 26, 1998

                        THROUGH SEPTEMBER 30, 2001


                                                                   Retained
                                                                   Earnings
                                                                   (Deficit)
                                                                  Accumulated
                                        Common Stock   Capital in During the
                                      _________________ Excess of Development
                                       Shares   Amount  Par Value    Stage
                                      ________ ________ _________ ___________
BALANCE, June 26, 1998                       - $      - $       - $         -

Issuance of 500,000 shares of common
 stock for cash of $2,000, or $.004
 per share                             500,000      500     1,500           -

Net income (loss) for the period
 ended September 30, 1998                    -        -         -           -
                                      ________ ________ _________ ___________
BALANCE, September 30,1998             500,000      500     1,500           -

Issuance of 20,000 shares of common
 stock for cash of $4,000, or $.20
 per share                              20,000       20     3,980           -

Net (loss) for the year ended
 September 30, 1999                          -        -         -      (5,979)
                                      ________ ________ _________ ___________
BALANCE, September 30, 1999            520,000      520     5,480      (5,979)

Net income for the year ended
 September 30, 2000                          -        -         -       3,034
                                      ________ ________ _________ ___________
BALANCE, September 30, 2000            520,000      520     5,480      (2,945)

Net income for the year ended
 September 30, 2001                          -        -         -       6,031
                                      ________ ________ _________ ___________
BALANCE, September 30, 2001            520,000 $    520 $   5,480 $     3,086
                                      ________ ________ _________ ___________





















 The accompanying notes are an integral part of this financial statement.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                         STATEMENTS OF CASH FLOWS


                                                 For the        From Inception
                                               Years Ended        on June 26,
                                              September 30,      1998 Through
                                         ______________________  September 30,
                                            2001        2000         2001
                                         __________  __________  ____________
Cash Flows From Operating Activities:
 Net income                              $    6,031  $    3,034  $      3,086
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Changes in assets and liabilities:
  (Increase) decrease in inventory              250        (250)            -
   Increase (decrease) in accounts
    payable                                  (1,000)      1,000             -
  (Decrease) in accounts payable -
    related party                              (745)          -             -
   Increase in income taxes payable             797           -           797
                                         __________  __________  ____________
     Net Cash Provided by Operating
      Activities                              5,333       3,784         3,883
                                         __________  __________  ____________
Cash Flows From Investing Activities              -           -             -
                                         __________  __________  ____________
     Net Cash Provided by Investing
      Activities                                  -           -             -
                                         __________  __________  ____________
Cash Flows From Financing Activities:
 Proceeds from issuance of common stock           -           -         6,000
                                         __________  __________  ____________
     Net Cash Provided by Financing
      Activities                                  -           -         6,000
                                         __________  __________  ____________
Net Increase in Cash and Cash
 Equivalents                                  5,333       3,784         9,883

Cash and Cash Equivalents at Beginning
 of Period                                    4,550         766             -
                                         __________  __________  ____________
Cash and Cash Equivalents at End of
 Period                                  $    9,883  $    4,550  $      9,883
                                         __________  __________  ____________

Supplemental Disclosures of Cash Flow Information:

 Cash paid during the period for:
   Interest                              $        -  $        -  $          -
   Income taxes                          $        -  $        -  $          -

Supplemental Schedule of Noncash Investing and Financing Activities:

  For the year ended September 30, 2001:
     None.

  For the year ended September 30, 2000:
     None.






The accompanying notes are an integral part of these financial statements.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Dolphin Productions, Inc. ("the Company") was organized under the laws of the State of Nevada on June 26, 1998. The Company is considered a development stage company as defined in SFAS No. 7. The Company is planning to engage in the business of producing and presenting concerts and special events, and representing and promoting talent in the fields of sports, literary and performing arts. The Company at the present time, has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Fiscal Year - The Company's fiscal year-end is September 30th.

  Revenue Recognition - The Company recognizes revenue in the period when the service is performed or when the product is delivered.

  Earnings Per Share - The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" [See Note 5].

  Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" [See Note 4].

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of
  Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125", SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 143, "Accounting for Asset Retirement Obligations", were recently issued. SFAS No. 140, 141, 142 and 143 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - RELATED PARTY TRANSACTIONS

  Accounts Payable - During the period ending September 30, 1999, directors of the Company, including an officer, paid organization costs in the amount of $745 on behalf of the Company. The Company recorded a related party accounts payable in the amount of $745. No interest accrued on the balance. During February 2001, the amount was repaid.

                         DOLPHIN PRODUCTIONS, INC.
                       [A Development Stage Company]

                       NOTES TO FINANCIAL STATEMENTS

NOTE 3 - CAPITAL STOCK

  Common Stock - During June 1998, the Company issued 500,000 shares of its previously authorized, but unissued common stock for cash of $2,000 (or $.004 per share).

  During January 1999, the Company issued 20,000 shares of its previously authorized but unissued common stock for cash of $4,000 (or $.20 per share).

  Stock Split - On January 15, 1999, the Company effected a five for two common stock split. The financial statements for all periods presented have been restated to reflect the stock split.

NOTE 4 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 2001, the Company did not have a net operating loss carryforward. There were no significant deferred tax assets or liabilities as of September 30, 2001.

NOTE 5 - EARNINGS PER SHARE

  The following data show the amounts used in computing earnings per share:

                                               For the          From Inception
                                             Years Ended          on June 26,
                                            September 30,        1998 Through
                                     __________________________  September 30,
                                         2001          2000          2001
                                     ____________  ____________  ____________
    Net income available to common
    shareholders (numerator)         $      6,031  $      3,034  $      3,086
                                     ____________  ____________  ____________

    Weighted average number of
    common shares outstanding used
    in earnings per share for the
    period (denominator)                  520,000       520,000       516,594
                                     ____________  ____________  ____________

  Dilutive loss per share was not presented, as the Company had no common stock equivalent shares for all periods presented that would affect the computation of diluted loss per share.

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